Financial Statements and Supplementary Information

Weitz Securities, Inc.
Year Ended December 31, 2025 with Report and Supplementary Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Weitz Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Blackstone Plaza, 3555 Farnam Street, Suite 800
(No. and Street)

Omaha	NE	68131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shar Bennett	(402) 391-1980	sbennett@weitzinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cohen & Company, Ltd.
(Name – if individual, state last, first, and middle name)

1835 Market Street, Suite 310	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shar M. Bennett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Weitz Securities, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GENERAL NOTARY - State of Nebraska
CHRISTINA M. CRAFT
My Comm. Exp. September 30, 2028

[signature]
Notary Public

Signature: [signature]

Title: Vice President and Treasurer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Weitz Securities, Inc.

Financial Statements

Year Ended December 31, 2025

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Weitz Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Weitz Securities, Inc. (the "Company") as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I–Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 and Schedule II–Statement Regarding Rule 15c3-3 and Possession and Control has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information, Schedule I–Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 and Schedule II–Statement Regarding Rule 15c3-3 and Possession and Control is fairly stated, in all material respects, in relation to the financial statements as a whole.

COHEN & COMPANY, LTD.
Registered with the Public Company Accounting Oversight Board
_____
800.229.1099 | 866.818.4538 FAX | cohenco.com

We have served as the Company's auditor since 2024.

Cohen & Company, Ltd.
Philadelphia, Pennsylvania
February 25, 2026

Weitz Securities, Inc.

Statement of Financial Condition

December 31, 2025

Assets

Marketable securities (Note 1)	$	343,164
Prepaid expenses		145,465
Total assets	$	488,629

Liabilities and stockholder's equity

Liabilities

Due to affiliate (Note 3)	$	145,465
Common stock, $1.00 par value 10,000 shares authorized;		
10,000 shares issued and outstanding		10,000
Additional paid-in capital		200,541
Retained earnings		132,924
Accumulated other comprehensive income (loss)		(301)
Total stockholder's equity		343,164
Total liabilities and stockholder's equity	$	488,629

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Income

Year Ended December 31, 2025

Revenues

Expenses reimbursed by affiliate (Note 3)	$6,907,609
Investment income	13,297
Total revenues	6,920,906

Expenses (Note 3)

Compensation and related benefits	4,721,905
Technology, data and communication	511,172
Advertising and promotion	771,055
Occupancy	125,049
Fees paid to third party service providers	379,386
Legal and audit	88,832
Registration	57,778
Travel and entertainment	224,573
Insurance	15,359
Other	12,500
Total expenses	6,907,609
Net income before unrealized gain/(loss)	13,297
Net unrealized gain/(loss) on marketable securities	1
Net income after unrealized gain/(loss)	$ 13,298

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
Balance, beginning of year	$ 10,000	$ 200,541	$ 119,627	$ (302)	$ 329,866
Net income	-	-	13,297	1	13,298
Balance, end of year	$ 10,000	$ 200,541	$ 132,924	$ (301)	$ 343,164

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2025

Cash flows from operating activities

Net income	$	13,298
Net unrealized (gain)/loss on marketable securities		(1)
(Increase) in prepaid expenses		(8,959)
Increase in due to affiliate		8,959
Net increase (decrease) from operating activities		13,297

Cash flows from investing activities

Purchase of marketable securities		(13,297)
Net increase (decrease) in cash and cash equivalents		-
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	-

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.

Notes to Financial Statements

December 31, 2025

1. Nature of the Business and Significant Accounting Policies

Nature of Business
Weitz Securities, Inc. (the "Company") operates as a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is subject to the examining authority of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority. The Company is the principal underwriter of the Weitz Funds, a family of mutual funds whose investment adviser is Weitz Investment Management, Inc. ("Weitz Inc.") an affiliate with the Company. The Company's business is limited to the distribution of mutual funds, and as such, it does not hold customer funds or securities. Accordingly, the Company qualifies for and claims an exemption from the provisions of SEC Rule 15c3-3, under paragraph k(1), which applies to broker-dealers whose transactions are limited to mutual fund sales and certain other exempt activities. This exemption eliminates the requirement to maintain a reserve account for customer funds or securities.

The following is a summary of significant accounting policies employed by the Company in the preparation of its financial statements:

Marketable Securities
At December 31, 2025, marketable securities were comprised entirely of 34,351 shares of the Weitz Ultra Short Government Fund. Weitz Inc. acts as investment adviser for this fund. This investment is further detailed below:

Amortized Cost	Accumulated Unrealized Losses	Fair Value
$343,465	$(301)	$343,164

Various inputs can be used in determining the value of the Company's financial instruments. The inputs used in determining the value of the Company's marketable securities are summarized in the following fair value hierarchy:

- Level 1 - quoted prices in active markets for identical securities;

- Level 2 - other significant observable inputs (including quoted prices for similar securities);

- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.

The Company considers its mutual fund investments to be Level 1 assets and they are valued at reported net asset value. There were no transfers into or out of Level 3 and there were no assets in which significant unobservable inputs (Level 3) were used during 2025.

Advertising and Promotion
The Company expenses all advertising and promotion costs as incurred.

Income Taxes
The Company, with the consent of its stockholders, has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the stockholders report their respective shares of federal and Nebraska income or loss on their own tax returns. Because of the Company's tax status, the financial statements do not reflect a federal or state tax provision or any related tax assets and liabilities. Federal and state income taxes will be paid by the Company's stockholders.

Accounting principles generally accepted in the United States of America require management to evaluate the tax position taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax position taken by the Company and as of December 31, 2025, there are no uncertain tax positions that would require recognition or disclosure in the financial statements.

The Company is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Company's income is no longer subject to federal or state income tax examinations by tax authorities for tax years before 2021.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting
The Company's activities are considered a single line of business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to

Weitz Securities, Inc.

Notes to Financial Statements (continued)

manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating and reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described above in other paragraphs within this footnote. Other expenses in the Statement of Operations include client-related expenses and certain related party expenses.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $166,815, which was $157,117 in excess of its required net capital. At December 31, 2025, the Company's aggregate indebtedness percentage to net capital was 87.20%.

3. Related Party Transactions

The Company acts as principal underwriter of the Weitz Funds under a distribution agreement that provides for no compensation.

The Company has an Expense Reimbursement Agreement (the "Agreement") with Weitz Inc., where Weitz Inc agrees to provide personnel and office space to the Company and will pay the ordinary operating expenses of the Company. Per ASC 606, *Revenue from Contracts with Customers*, such reimbursement should be recognized as revenue as the Company's performance obligation to the Weitz Funds is satisfied, even though Weitz Inc. is not a customer of the Company. Direct and allocated expenses, including compensation, benefits and rent, related to the Company's operations, totaling $6,907,609 were paid by Weitz Inc. on behalf of the Company pursuant to the Agreement.

Compensation costs consist of the Company's proportionate share of an employee's salary, fringe benefits, and other related costs based on the work the employee performed for the Company during the year. For the year ended December 31, 2025, the total compensation cost was $4,721,905 as reported in the Statement of Income. Operating expenses that benefit both entities are allocated based off the facts and circumstances of each applicable expense.

At December 31, 2025, $145,465 of prepaid expenses were paid by Weitz Inc. on behalf of the Company and are included in "Due to affiliate" on the Statement of Financial Condition. The Company relies on the continued financial support and expense reimbursement by Weitz Inc. to sustain its operations. Weitz Inc. has represented that it will continue to support the operations of the Company.

4. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote. The Company is not aware of any unasserted claims or assessments, violations or possible violations of laws or regulations and no other liabilities or contingencies that would be required to be disclosed in the financial statements.

5. New Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* This update aims to enhance the transparency and usefulness of income tax disclosures by requiring additional details about the components of income taxes, including rate reconciliations and amounts paid, as well as revising certain disclosure requirements for public and private entities. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, for public business entities, with early adoption permitted.

The Company is organized as an S-Corporation under the Internal Revenue Code and, as such, is not subject to federal income taxes. Instead, the Company's taxable income is passed through to its shareholders and is reported on their individual income tax returns. As a result, ASU 2023-09 does not impact the Company's financial statements or disclosures.

The Company has evaluated this guidance and determined that no changes to its existing accounting policies or disclosures were necessary.

6. Subsequent Events

Subsequent to December 31, 2025, the Company completed a change in ownership whereby Weitz Inc. purchased 100% of the Company's outstanding shares from Wallace R. Weitz under a share purchase agreement. The agreement provided for an effective closing date of January 1, 2026. The purchase price is based on the audited book value of the Company as

of December 31, 2025 and is payable within 30 days of the closing date. Because the transaction closed after year end, the accompanying December 31, 2025 financial statements have not been adjusted for the effects of this transaction.

Management has evaluated the impact of all subsequent events on the Company through the date the financial statements were issued, and has determined that there were no additional subsequent events requiring recognition or disclosure in the financial statements other than that discussed above.

Weitz Securities, Inc.

Schedule I - Computation of Aggregate Indebtedness
and Net Capital Pursuant to Rule 15c3-1

December 31, 2025

Total stockholder's equity from Statement of Financial Condition	$	343,164
Less non-allowable assets:		
Prepaid expenses		145,465
Less haircuts on securities, mutual fund		30,884
Net capital	$	166,815
Total aggregate indebtedness	$	145,465
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6-2/3% of aggregate indebtedness)	$	9,698
Net capital in excess of minimum requirement	$	157,117
Percentage of aggregate indebtedness to net capital		87.20%

There were no material differences between the audited Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 included in this report and the corresponding schedule included in the Company's unaudited December 31, 2025 Part IIA FOCUS filing dated January 15, 2026.

Weitz Securities, Inc.

Schedule II - Statement Regarding Rule 15c3-3
and Possession and Control

December 31, 2025

The Company is exempt from the computation of reserve and possession and control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934.